Exhibit 2.1

DISTRIBUTION AGREEMENT

THIS DISTRIBUTION AGREEMENT (the “Agreement”) is made and entered into as of the 11th day of March 2011, by and between Webdigs, Inc., a Delaware corporation (“Parent”); and IggysHouse.com, Inc., a recently formed Delaware corporation that is a wholly-owned subsidiary of Parent (“Subsidiary”).

INTRODUCTION

A.           In September 2010, Parent formed Subsidiary.  As of the date of this Agreement, Parent wishes to enter into a written Subscription Agreement (the “Subscription Agreement”) (to which Subscription Agreement this Agreement is attached as “Annex I”) for the purpose of transferring to Subsidiary all of the assets and rights of Parent described in Schedule A attached as part of this Agreement (the “Transferred Assets”) in exchange for (1) Subsidiary’s assumption of certain existing and contingent Liabilities of Parent described in Schedule B attached as a part of this Agreement (the “Assumed Liabilities”); and (2) Subsidiary’s issuance to Parent of one share of the voting common stock of Subsidiary (“Subsidiary Common Stock”).  Subsidiary has been formed to (i) separate the Transferred Assets and the Assumed Liabilities from Parent; (ii) allow the Parent Shareholders (as defined in Section 1.01) to share, after the distribution of Subsidiary Common Stock to them (as described in part B below), in the ultimate value of the Transferred Assets, if any, after satisfaction of the Assumed Liabilities; and (iii) provide for the indemnification described in the first paragraph of this part A.

B.           To further those purposes, the Board of Directors of Parent has determined that it is in the best interests of Parent and the Parent Shareholders to fully separate the Transferred Assets and Assumed Liabilities from Parent through (1) the distribution of all of the Subsidiary Common Stock (after a stock split required to provide for the necessary shares) to the Parent Shareholders (as those terms are defined in Section 1.01); and (2) the adjustment of Parent Stock Options (as defined in Section 1.01) (collectively, the “Distribution,” as more fully defined in Section 1.01.  The Distribution is intended to equitably adjust the rights of the holders of Parent Stock Options, to preserve their intrinsic value after the Distribution, by adjustment of their terms and the issuance of Subsidiary Stock Options.  After the Distribution, Parent will not hold any shares of Subsidiary Common Stock.

C.           In connection with the Subscription Agreement and the Distribution, Parent and Subsidiary have determined that it is necessary and desirable to set forth the principal corporate transactions required to effect the Distribution; and to set forth the agreements between Parent and Subsidiary that will govern certain matters after the Distribution.

AGREEMENT

NOW, THEREFORE, in consideration of the facts recited above, which are a part of this Agreement, and the respective promises set forth below, the parties agree as follows:

ARTICLE 1
DEFINITIONS
1.01       General.  For purposes of this Agreement, the following terms shall have the meanings set forth below:

“Action” shall mean any claim, action, suit, cause of action, arbitration, inquiry, proceeding or investigation by or before any Governmental Entity or any arbitration tribunal.

“After-Tax Basis” means, with respect to any Liability or other loss indemnified hereunder, the actual amount of any payment to be made with respect to such Liability or loss, after giving effect to any Tax cost incurred by the recipient arising out of the receipt of such payment (unless such receipt is treated as other than the receipt of Taxable income), and reducing such payment by the value of, any and all federal, state or other Tax Benefits (as defined in Section 8.01) attributable to the full payment of the indemnified Liability or loss, which value shall be determined on an assumed basis by multiplying the amount of any applicable deduction, credit, offset or other Tax item by the applicable highest marginal rate of income Taxation in effect for the period for which the adjustment is made.

“Agreement” has the meaning specified in the first paragraph of this Agreement.

“Assumed Liabilities” has the meaning specified in the Introduction.

“Code” means the Internal Revenue Code of 1986, as amended.

“Debt” shall mean all (i) indebtedness for borrowed money and obligations evidenced by bonds, notes, debentures or similar instruments; (ii) obligations issued or assumed as the deferred purchase price of property or services; (iii) obligations under capital leases; and (iv) all guarantees of the obligations of other Persons described in the foregoing clauses (i) - (iii).

“Distribution” shall mean, collectively, (i) the distribution of Subsidiary Common Stock by Parent to the Parent Shareholders on the Distribution Date, as such distribution is more fully described in Section 3.04; and (ii) the adjustment of the terms of the Parent Stock Options, pursuant to Sections 4.05, including the issuance of Subsidiary Stock Options to holders of Parent Stock Options.

“Distribution Date” means a business day determined by the Parent Board pursuant to Section 3.02, for the completion of the Distribution.

“Distribution Effective Time” means the close of business on the Distribution Date.

“Distribution Record Date” means the date established by the Parent Board as the date for making a record of the Parent Shareholders entitled to participate in the Distribution.

“Governmental Entity” means any court, regulatory or administrative agency or commission, or other governmental authority or instrumentality.

“Liabilities” shall mean any and all Debts, liabilities and obligations, absolute or contingent, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, whenever arising, including all costs and expenses relating thereto; and including, without limitation, those Debts, liabilities and obligations arising under any law, rule, regulation, Action, threatened Action, order or consent decree of any Governmental Entity or any award of any arbitrator of any kind, and those arising under any contract, commitment or undertaking.

“Parent” has the meaning set forth in the first paragraph of this Agreement.

“Parent Assets” means all of the assets of Parent, as of the date of this Agreement, not identified on Schedule A.

“Parent Board” means Parent’s Board of Directors, as constituted at the applicable time.

“Parent Books and Records” shall mean the books and records (including computerized records) of Parent that are necessary to manage the Parent Assets or are required by law to be retained by Parent (but not including the Subsidiary Books and Records).

“Parent Common Stock” means the outstanding common stock of Parent.

“Parent Liabilities” shall mean (i) the Liabilities, if any, of Parent under, or to be retained or assumed by Parent pursuant to this Agreement; (ii) all Actions against Parent or Liabilities arising out of, or specifically associated with, any of the Parent Assets; and (iii) all other Liabilities of Parent arising out of, or specifically associated with, any of the Parent Assets.

“Parent Shareholders” shall mean the holders of record of Parent Common Stock as of the close of business on the Distribution Record Date.

“Parent Stock Options” has the meaning specified in Section 3.05.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, estate, unincorporated organization or Governmental Entity.

“Subscription Agreement” has the meaning specified in the Introduction.

“Subsidiary” has the meaning set forth in the first paragraph of this Agreement.

“Subsidiary Assets” shall mean (i) the Transferred Assets; (ii) the Subsidiary Books and Records; (iii) the rights of Subsidiary under this Agreement; and (iv) all other rights and assets expressly to be retained by, or assigned or allocated to, Subsidiary under this Agreement.

“Subsidiary Board” means Subsidiary’s Board of Directors.

“Subsidiary Books and Records” shall mean the books and records (including computerized records) of Subsidiary and any other books and records of Parent that relate principally to Subsidiary, are necessary to operate the Transferred Assets and satisfy the Assumed Liabilities, or are required by law to be retained by Subsidiary (but not including the Parent Books and Records).

“Subsidiary Common Stock” has the meaning specified in the Introduction.

“Subsidiary Liabilities” shall mean: (i) all Liabilities of Subsidiary under, or to be retained or assumed by Subsidiary pursuant to, this Agreement; (ii) all Liabilities of Subsidiary other than any Parent Liabilities that are neither included in the Assumed Liabilities (which shall be assumed or retained by Parent in connection with the Distribution), nor indemnified by Subsidiary hereunder; (iii) all Actions against Parent arising out of, or specifically associated with, any of the Subsidiary Assets; and (iv) all other Liabilities of Parent arising out of, or specifically associated with, any of the Subsidiary Assets or the Assumed Liabilities (including any Debt secured by the Subsidiary Assets).

“Subsidiary Stock Options” has the meaning specified in Section 3.05.

“Tax,” “Taxes” and “Taxable” have the respective meanings specified in Section 8.01.

“Tax Return” and “Tax Returns” have the respective meanings specified in Section 8.01.

“Transferred Assets” shall have the meaning specified in the Introduction.

“Treasury Regulations” shall mean the United States Treasury Regulations, as amended.

1.02           Terms Defined Elsewhere in Agreement.  Other capitalized terms are defined in this Agreement for use in specified Articles or Sections, or elsewhere in this Agreement to the extent expressly stated herein.

ARTICLE 2
TRANSFERS OF ASSETS AND TREATMENT OF LIABILITIES
2.01       Performance of Subscription Agreement.  Pursuant to the Subscription Agreement:  (a) Parent shall contribute the Transferred Assets to the capital of Subsidiary, by taking or causing to be taken all actions necessary to cause the transfer, assignment, delivery and conveyance to Subsidiary of Parent’s right, title and interest in the Transferred Assets and any other Subsidiary Assets held by Parent; and (b) in consideration of the Parent’s obligation to make that capital contribution, Subsidiary has issued the Subsidiary Common Stock to Parent and assumed the Assumed Liabilities.

2.02       Transfers Not Effected Before the Distribution.  To the extent that any asset transfers contemplated by this Article 2 shall not have been fully effected as of the Distribution Effective Time:  (a) the parties shall cooperate in good faith to effect such transfers as promptly as shall be practicable after the Effective Time.  Nothing herein shall be deemed to require the transfer of any assets that, by their terms or operation of law, cannot be transferred; provided, however, that Parent and Subsidiary shall cooperate in good faith in seeking to obtain any necessary consents or approvals for the transfer of all assets contemplated to be transferred pursuant to this Agreement; and (b) the party retaining such asset shall thereafter hold such asset in trust for the use and benefit of the party entitled thereto (at the expense of the party entitled thereto); and take such other actions as may be reasonably required in order to place the parties, insofar as reasonably possible, in the same position as would have existed had such asset been transferred as contemplated hereby; as and when any such asset becomes transferable, such transfer shall be effected forthwith; and (c) the parties agree that, except as set forth in this Section 2.02, as of the Distribution Effective Time, each party hereto shall be deemed to have acquired complete and sole beneficial ownership over all of the assets, together with all rights, powers and privileges incidental thereto, that such party is entitled to acquire pursuant to the terms of this Agreement.

2.03       Cooperation Concerning Assets.  If, at any time after the Distribution Date, Subsidiary reasonably determines that any of the Parent Assets (other than cash or investments) are essential for the operation of the Transferred Assets or satisfaction of the Assumed Liabilities, or Parent reasonably determines that any of the Subsidiary Assets are essential for the operation of the Parent Assets, and the nature of such assets makes it impracticable for Subsidiary or Parent, as the case may be, to obtain substitute assets or to make alternative arrangements on commercially reasonable terms to conduct their respective operations, and reasonable provisions for the use thereof are not already included in this Agreement, then Subsidiary (with respect to the Subsidiary Assets) and Parent (with respect to the Parent Assets) shall cooperate in good faith to make such assets available to the other party on commercially reasonable terms, as may be reasonably required for such party to maintain normal business operations.  However, (a) the usage of such assets by the other party shall not materially interfere with the use of such assets by the party holding such assets; and (b) such assets shall be required to be made available only until such time as the other party can reasonably obtain substitute assets or make alternative arrangements on commercially reasonable terms to permit it to maintain normal business operations.

2.04       No Representations or Warranties; Consents.  Each of the parties hereto understands and agrees that no party hereto is, in this Agreement or otherwise, representing or warranting in any way (a) as to the value or freedom from encumbrance of, or any other matter concerning, any assets of such party; or (b) as to the legal sufficiency to convey title to any asset transferred pursuant to this Agreement or the Subscription Agreement.  IT IS ALSO AGREED AND UNDERSTOOD THAT THERE ARE NO WARRANTIES, EXPRESS OR IMPLIED, AS TO THE MERCHANTABILITY OR FITNESS OF ANY OF THE ASSETS EITHER TRANSFERRED TO OR RETAINED BY THE PARTIES, AS THE CASE MAY BE, AND ALL SUCH ASSETS SHALL BE “AS IS, WHERE IS” AND “WITH ALL FAULTS;” provided, however, that the absence of representations and warranties under this Agreement shall have no effect upon any allocation of Liabilities under this Agreement.

Each party hereto understands and agrees that no party hereto is, in this Agreement or otherwise, representing or warranting in any way that the obtaining of any consents or approvals, the execution and delivery of any amendatory agreements and the making of any filings or applications contemplated by this Agreement or otherwise will satisfy the provisions of any or all applicable laws or judgments or other instruments or agreements relating to such assets.  Notwithstanding the foregoing, the parties shall use their good faith efforts to obtain all consents and approvals, to enter into all reasonable amendatory agreements and to make all filings and applications which may be reasonably required for the consummation of the transactions contemplated by this Agreement; and shall take all such further reasonable actions as shall be necessary to preserve for each of Subsidiary and Parent, to the greatest extent feasible, the economic and operational benefits of the allocation of assets and Liabilities provided for in this Agreement.  If, at any time after the Distribution Date, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party to this Agreement shall take all such necessary or desirable action.

2.05       Ordinary Course Operations.  The parties agree that all business operations with respect to the Subsidiary Assets and the Assumed Liabilities, including, but not limited to, the administration, payment and collection of accounts payable and accounts receivable (if any), will be conducted in the ordinary course of business and consistent with past practice before the Distribution Effective Time.

2.06       Allocation of Debt.  Debt will be allocated as follows:  (a) any Debt of Parent, including without limitation any Debt secured by Parent Assets, shall be retained by Parent to be satisfied by Parent, except as set forth on Schedule 2.06; and (b) any Debt of Subsidiary, including without limitation any Debt secured by Subsidiary Assets shall be (i) retained as an obligation to be satisfied by Subsidiary or (ii) assumed by Subsidiary (as applicable) as part of the Assumed Liabilities.  In addition, any Debt identified on Schedule B shall be assumed by Subsidiary as part of the Assumed Liabilities.

ARTICLE 3
THE DISTRIBUTION

3.01       Cooperation Before the Distribution.

(a)           Subject to Section 9.08, Subsidiary and Parent shall use all reasonable best efforts to obtain any consents or approvals from any Governmental Entity or other third-party Person that are necessary or desirable in connection with the transactions contemplated hereby.

(b)           Subject to Section 9.08, Subsidiary and Parent will use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary or desirable under applicable law, to consummate the transactions contemplated under this Agreement including, but not limited to, actions relating to the satisfaction of the conditions indicated in Section 3.02.

3.02       Distribution Record Date, Distribution Date and Procedures.  The Parent Board has established March 22, 2011 as the Distribution Record Date, subject to the following:

(a)           The Parent Board shall establish appropriate procedures in connection with the Distribution and shall establish a Distribution Date that is not later than the fifth business day following the satisfaction or waiver of all conditions precedent to the Distribution, as set forth in Section 3.03.

(b)           If the Distribution Date has not occurred on or prior to the 60th day following the Distribution Record Date (the “Outside Distribution Date”), or the Subsidiary Board determines in its discretion that such conditions are not reasonably likely to be satisfied before the Outside Distribution Date, then the Parent Board shall (i) establish a date designated by the Subsidiary Board in its discretion as a new Distribution Record Date, and (ii) establish a Distribution Date that is not later than the fifth business day following the satisfaction or waiver of all conditions precedent to the Distribution, as set forth in Section 3.03. This Section 3.02(b) shall continue to apply successively if a Distribution Date has not occurred on or before the applicable Outside Distribution Date (i.e., the 60th day following the Distribution Record Date or any new Distribution Record Date, as applicable).

3.03       Conditions Precedent to the Distribution.  In no event shall the Distribution occur unless the following conditions shall have been satisfied (or waived as provided below):

(a)           no order, injunction or decree shall have been issued by any court of competent jurisdiction to prevent consummation of the Distribution or any of the other transactions contemplated by this Agreement;

(b)           all necessary regulatory approvals and consents of Governmental Entities and other third-party Persons shall have been received, except for any such approvals or consents the failure of which to obtain would not have a material adverse effect on the business, operations or condition (financial or otherwise) of either Parent or Subsidiary;

(c)           the Parent Board shall not have reasonably determined in good faith that the Distribution would not be permitted under the Delaware General Corporation Law; and

(d)           Subsidiary shall have filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form 10 for the purpose of registering the Subsidiary Common Stock under the Securities Exchange Act of 1934, as amended; and an information statement satisfying the requirements of Schedule 14A or Schedule 14C of the Securities Exchange Act of 1934, as amended, shall have been filed with the SEC and mailed to the Parent Shareholders.

Parent shall use its best efforts, and shall cooperate with Subsidiary, to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, appropriate or desirable to consummate and make effective, in the most expeditious manner practicable, the Distribution and the other transactions contemplated hereby, including without limitation the satisfaction of the conditions set forth in this Section 3.03.

3.04       The Distribution.  As of the Distribution Effective Time, subject to the conditions set forth in this Agreement, Parent shall deliver to Agent (as defined below), for the benefit of the Parent Shareholders, a share certificate representing all of the outstanding shares of Subsidiary Common Stock owned by Parent, which certificate shall be endorsed in blank; and Parent shall instruct the Agent to either distribute to each of the Parent Shareholders, as soon as practicable after the Distribution Date, a certificate (each a “Subsidiary Certificate ”) representing one share of Subsidiary Common Stock for each five shares of Parent Common Stock held by the Parent Shareholder or credit the accounts of each of the Parent Shareholders with such shares (in the case that the Subsidiary Common Stock shall not be certificated).  Subsidiary agrees to provide all Subsidiary Certificates that the Agent shall require in order to effect the Distribution.

“Agent” means The Pacific Stock Transfer Company, acting as distribution agent appointed by Parent to distribute Subsidiary Common Stock to the Parent Shareholders pursuant to the Distribution.

3.05       Adjustment of Parent Stock Options.  On and after the Distribution Date, Parent shall remain obligated under all Parent Stock Options it has granted; provided, however, that the Parent Stock Options outstanding as of the Distribution Record Date shall be adjusted as of the Distribution Effective Time, as part of the Distribution, in the manner set forth below.  For each Parent Stock Option outstanding as of the Distribution Record Date, there shall be a similar option issued by the Subsidiary as of the Distribution Date.  The intrinsic value of the Parent Stock Options immediately before the Distribution shall be preserved immediately after the Distribution; and the respective exercise prices of the Parent Stock Options shall be allocated between the Parent Stock Options (as so adjusted) and such Subsidiary Stock Options, based upon the relative values of Parent Common Stock and Subsidiary Common Stock following the Distribution, equitably taking into account the one-to-one ratio of Subsidiary Common Stock to Parent Common Stock under the terms of the Distribution (with those prices being rounded to the nearest penny, with any price that ends in exactly one-half of one penny being rounded up to a full penny), all as mutually agreed by Parent and Subsidiary.  “Parent Stock Option” means any option to purchase Parent Common Stock.  “Subsidiary Stock Option” means any option to purchase Subsidiary Common Stock.

ARTICLE 4
SATISFACTION OF LIABILITIES
From and after the Distribution Date, (a) Subsidiary shall assume, pay, perform and discharge in due course all of the Subsidiary Liabilities; and (b) Parent shall assume, pay, perform and discharge in due course all of the Parent Liabilities.
ARTICLE 5
INDEMNIFICATION
5.01       Indemnification by Subsidiary.  Subject to the last paragraph of this Section, and Section 5.03 and 5.05, Subsidiary shall indemnify, defend and hold harmless (on an After-Tax Basis) Parent and each of the past or present directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (the “Parent Indemnitees”), from and against any and all Actions, threatened Actions, costs, damages, Liabilities and expenses, including but not limited to reasonable attorneys’ fees, the reasonable fees of other professionals and experts, and court or arbitration costs (“Indemnifiable Losses”) that are suffered or incurred by any of the Parent Indemnitees and that relate to or arise from all or any of the following:  (a) any failure or alleged failure of Subsidiary to pay, perform or otherwise discharge in due course any of the Subsidiary Liabilities; or (b) the operation or ownership of the Subsidiary Assets after the Distribution Date.
Notwithstanding any contrary provision in this Agreement, Subsidiary shall not be liable to the Parent Indemnitees for any amount of Indemnifiable Losses exceeding $50,000 in the aggregate (the “Indemnification Cap”); nor any such Indemnifiable Loss for which none of the Parent Indemnitees has delivered to Subsidiary, in the manner required under this Article 5, a written claim for indemnification of such Indemnifiable Loss during the period beginning on the Distribution Date and ending on the second anniversary thereof.  All claims for such indemnification for which proper notification of Subsidiary shall have been made by a Parent Indemnitee before the close of business on the last day of such two-year period shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms of this Agreement.

5.02       Indemnification by Parent.  Subject to Section 5.03 and 5.05, Parent shall indemnify, defend and hold harmless (on an After-Tax Basis) Subsidiary, and each of its past or present directors, officers, employees and agents, and each of the heirs, executors, successors and assigns of any of the foregoing (the “Subsidiary Indemnitees”) from and against any and all Indemnifiable Losses incurred or suffered by any of the Subsidiary Indemnitees and arising from (a) any failure or alleged failure of Parent to pay, perform or otherwise discharge in due course any of the Parent Liabilities; or (b) the operation or ownership of the Parent Assets after the Distribution Date.
Notwithstanding any contrary provision in this Agreement, Parent shall not be liable to the Subsidiary Indemnitees for any amount of Indemnifiable Losses exceeding $50,000 in the aggregate (the “Indemnification Cap”); nor any such Indemnifiable Loss for which none of the Subsidiary Indemnitees has delivered to Subsidiary, in the manner required under this Article 5, a written claim for indemnification of such Indemnifiable Loss during the period beginning on the Distribution Date and ending on the second anniversary thereof.  All claims for such indemnification for which proper notification of Parent shall have been made by a Subsidiary Indemnitee before the close of business on the last day of such two-year period shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms of this Agreement.

5.03       Insurance Proceeds.  The amount which any party (an “Indemnifying Party”) is or may be required to pay to any other Person (an “Indemnified Person”) pursuant to Section 5.01 or 5.02 shall be reduced (including, without limitation, retroactively) by any insurance proceeds or other amounts actually recovered by or on behalf of such Indemnified Person in reduction of the related Indemnifiable Loss.  Any such insurance proceeds or other amounts shall not, however, reduce the amount of the Indemnifiable Loss solely for the purpose of calculating whether and the extent to which aggregate Indemnifiable Losses exceed the Indemnification Cap.  If an Indemnified Person has received a payment required by this Agreement from an Indemnifying Party in respect of an Indemnifiable Loss and later actually receives insurance proceeds, or other amounts in respect of such Indemnifiable Loss as specified above, then such Indemnified Person shall pay to such Indemnifying Party a sum equal to the amount of such insurance proceeds or other amounts actually received.
5.04       Procedure for Indemnification.
(a)           Notice of Third-Party Claim.  If an Indemnified Person shall receive written notice of the assertion by a Person (including, without limitation, any Governmental Entity) who is not a party to this Agreement of any claim or of the commencement by any such Person of any Action with respect to which an Indemnifying Party may be obligated to provide indemnification pursuant to this Agreement (a “Third-Party Claim”), such Indemnified Person shall give the Indemnifying Party written notice thereof promptly after becoming aware of such Third-Party Claim; provided, however, that the failure of any Indemnified Person to give notice as required by this Section 5.04 shall not relieve the Indemnifying Party of its obligations under this Article 5, except to the extent that such Indemnifying Party is materially prejudiced by such failure to give notice.  Such notice shall describe the Third-Party Claim in reasonable detail, and shall indicate the amount (estimated if necessary) of the Indemnifiable Loss that has been claimed against or may be sustained by such Indemnified Person.

(b)           Notice of Election to Defend Third-Party Claim.  Within 15 days after the receipt of notice from an Indemnified Person in accordance with Section 5.04(a) (or sooner, if the nature of such Third-Party Claim so requires), the Indemnifying Party shall notify the Indemnified Person of its election whether to assume responsibility for such Third-Party Claim (provided that, if the Indemnifying Party does not so notify the Indemnified Person of its election within 15 days after receipt of such notice from the Indemnified Person, the Indemnifying Party shall be deemed to have elected not to assume responsibility for such Third-Party Claim).  An election not to assume responsibility for such Third-Party Claim may only be made in the event of a good faith dispute that a Third-Party Claim is not covered as an Indemnifiable Loss under the grounds specified in Section 5.01 or 5.02, as the case may be.  Subject to Section 5.04(e), an Indemnifying Party may elect to defend or to seek to settle or compromise, at such Indemnifying Party’s own expense and by counsel reasonably satisfactory to the Indemnified Person, any Third-Party Claim; provided, however, that (i) the Indemnifying Party must confirm in writing that it agrees that the Indemnified Person is entitled to indemnification hereunder in respect of such Third-Party Claim; and (ii) no compromise or settlement shall be made without the prior written consent of the Indemnified Person, which consent shall not be reasonably withheld.

(c)           Cooperation with Indemnifying Party; Defense Costs.  In the event that the Indemnifying Party elects to assume responsibility for the Third-Party Claim, pursuant to Section 5.04(b) above, (i) the Indemnified Person shall cooperate in good faith in the defense or settlement or compromise of such Third-Party Claim, including making available to the Indemnifying Party any personnel and any books, records or other documents within the Indemnified Person’s control or which it otherwise has the ability to make available that are necessary or appropriate for the defense of the Third-Party Claim; (ii) the Indemnifying Party shall keep the Indemnified Person reasonably informed regarding the strategy, status and progress of the defense of the Third-Party claim; and (iii) the Indemnifying Party shall consider, in good faith, the opinions and suggestions of the Indemnified Person with respect to the Third-Party Claim.

After notice from an Indemnifying Party to an Indemnified Person of its election to assume responsibility for a Third-Party Claim, such Indemnifying Party shall not be liable to such Indemnified Person under this Article 5 for any legal or other costs or expenses (except costs or expenses approved in advance by the Indemnifying Party) subsequently incurred by such Indemnified Person in connection with the defense thereof; provided, however, that if the defendants in any such claim include both the Indemnifying Party and one or more Indemnified Persons, and in such Indemnified Persons’ reasonable judgment a conflict of interest between such Indemnified Persons and such Indemnifying Party exists in respect of such claim, such Indemnified Persons shall have the right to employ separate counsel and in that event the reasonable fees and expenses of such separate counsel (but not more than one separate counsel reasonably satisfactory to the Indemnifying Party) shall be paid by such Indemnifying Party.

(d)           Procedure if No Defense Election is Made.  If an Indemnifying Party elects not to assume responsibility for a Third-Party Claim, the Indemnified Person may defend or (subject to the following sentence) seek to compromise or settle such Third-Party Claim.  Notwithstanding the foregoing, an Indemnified Person may not settle or compromise any claim without prior written notice to the Indemnifying Party, which shall have the option within ten days following the receipt of such notice (i) to disapprove the settlement, and to then assume all past and future responsibility for the claim, including immediately reimbursing the Indemnified Person for prior expenditures in connection with the claim; (ii) to disapprove the settlement and continue to refrain from participation in the defense of the claim, in which event the Indemnified Person may, in its sole discretion, proceed with the settlement and the Indemnifying Party shall have no further right to contest the amount or reasonableness of the settlement; (iii) to approve and pay the amount of the settlement, reserving the Indemnifying Party’s right to contest the Indemnified Person’s right to indemnity; or (iv) to approve and pay the settlement.  In the event the Indemnifying Party makes no response to such written notice, the Indemnifying Party shall be deemed to have elected option (ii).  When the Indemnifying Party chooses or is deemed to have chosen option (ii) or (iii), the issue of whether the Indemnified Person has a right to indemnity under this Article 5 shall be resolved by binding arbitration held in Minneapolis, Minnesota (using the rules of American Arbitration Association).  If the Indemnifying Party does not prevail in such arbitration, the Indemnifying Party shall promptly reimburse the Indemnified Person for all Indemnifiable Losses, plus interest on such amounts at the lower of (i) 10% or (ii) the highest legal interest rate, accruing from the date of payment by the Indemnified Person.

(e)           Procedure if Defense Election is Not Effective.  Notwithstanding the foregoing, if an Indemnified Person reasonably and in good faith determines that (i) the Indemnifying Party is not financially capable to defend a Third-Party Claim and to provide full indemnification with respect to any settlement thereof, or (ii) the Indemnifying Party or such Indemnifying Party’s attorney is not adequately representing the Indemnified Person’s interests with respect to such Third-Party Claim, the Indemnified Person may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise or settle such Third-Party Claim and the Indemnifying Party shall remain responsible for, and be bound by the resolution of, such Third-Party Claim.

(f)           Repayment of Excess Indemnification.  In addition to any adjustments required pursuant to Section 5.03, if the amount of any Indemnifiable Loss shall, at any time subsequent to the payment required by this Agreement, be reduced by recovery, settlement or otherwise, the amount of such reduction, less any expenses incurred in connection therewith, shall promptly be repaid by the Indemnified Person to the Indemnifying Party.

(g)           Subrogation Rights.  In the event of payment by an Indemnifying Party to any Indemnified Person in connection with any Third-Party Claim, such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnified Person as to any events or circumstances in respect of which such Indemnified Person may have any right or claim relating to such Third-Party Claim against any claimant or plaintiff asserting such Third-Party Claim or against any other party that may be liable.  Such Indemnified Person shall cooperate with such Indemnifying Party in good faith and in a reasonable manner, and at the cost and expense of such Indemnifying Party, in prosecuting any subrogated right or claim.

5.05       Remedies Cumulative.  Claims for indemnification, compensation and reimbursement brought in accordance with and subject to this Article 5 shall be the sole and exclusive remedy of any Parent Indemnitee or Subsidiary Indemnitee for monetary damages from and after the Distribution Date with respect to breaches of this Agreement.  Without limiting the generality of the foregoing, nothing contained in this Agreement shall limit the rights of any Indemnified Person to seek or obtain injunctive relief or any other equitable remedy to which such Indemnified Person is otherwise entitled.

5.06       Survival of Indemnities.  The obligations of each of Subsidiary and Parent under this Article 5 shall survive the sale or other transfer by it of any assets or business or the assignment by it of any Liabilities, with respect to any Indemnifiable Loss of the other related to such assets, business or Liabilities.
ARTICLE 6
ACCESS TO INFORMATION AND SERVICES

6.01       Provision of Corporate Records.  Parent shall deliver, on or as soon as practicable after the Distribution Date, to the extent not previously delivered in connection with the transactions contemplated in Article 2, to Subsidiary all of the Subsidiary Books and Records in Parent’s possession, except to the extent such items are already in the possession of Subsidiary.  The Subsidiary Books and Records shall be the property of Subsidiary, but the Subsidiary Books and Records that reasonably relate to Parent or the Transferred Assets shall be available to Parent for review and duplication until Parent shall notify Subsidiary in writing that such records are no longer of use to Parent.

6.02       Access to Information.  From and after the Distribution Date, Parent shall afford to Subsidiary and its authorized accountants, counsel and other designated representatives reasonable access (including using reasonable efforts to give access to individuals and other Persons possessing information) and duplicating rights during normal business hours, with respect to all records, books, contracts, instruments, computer data and other data and information relating to pre-Distribution operations (collectively, “Information”) within Parent’s possession or control, insofar as such access is reasonably required by Subsidiary for the conduct of its business, subject to appropriate restrictions for classified or privileged information.

Similarly, Subsidiary shall afford to Parent and its authorized accountants, counsel and other designated representatives reasonable access (including using reasonable efforts to give access to individuals and other Persons possessing information) and duplicating rights during normal business hours, with respect to Information within Subsidiary’s possession or control, insofar as such access is reasonably required by Parent for the conduct of its business, subject to appropriate restrictions for classified or privileged information.  Information may be requested under this Article 6 for the legitimate business purposes of either party, including without limitation, audit, accounting, claims (including claims for indemnification hereunder), litigation and Tax purposes, as well as for purposes of fulfilling disclosure and reporting obligations and for performing this Agreement and the transactions contemplated hereby.

6.03       Retention of Records.  Except as otherwise required by applicable law (or otherwise agreed in writing), each of Subsidiary and Parent may destroy or otherwise dispose of any of information that is material information and is not contained in other information retained by the other, only after the later to occur of (a) all applicable statutes of limitations (including any waivers or extensions thereof) with respect to Tax Returns which Parent or Subsidiary, as the case may be, may be obligated to file on behalf of any member of the Subsidiary Group or any member of the Pre-Distribution Group or the Post-Distribution Parent Group (each as defined in Section 8.01), as the case may be; and (b) any retention period required by applicable law or pursuant to any record retention agreement.

6.04       Confidentiality.  Each of Parent and its subsidiaries on the one hand, and Subsidiary and its subsidiaries on the other hand, shall hold, and shall cause its consultants and advisors to hold, in strict confidence, all information concerning the other in its possession or furnished by the other or the other’s representatives pursuant to this Agreement (except to the extent that such Information has been (i) in the public domain through no fault of such party; or (ii) later lawfully acquired from other sources by such party), and each party shall not release or disclose such Information to any other Person, except its auditors, attorneys, financial advisors, rating agencies, bankers and other consultants and advisors, unless compelled to disclose by judicial or administrative process or, as reasonably advised by its counsel, by other requirements of law, or unless such Information is reasonably required to be disclosed in connection with (x) any litigation with any third parties or litigation between Parent and Subsidiary, (y) any contractual agreement to which members of Parent or Subsidiary are currently parties, or (z) in exercise of either party’s rights hereunder.
ARTICLE 7
EMPLOYMENT AND EMPLOYEE BENEFIT MATTERS
No provision of this Agreement shall create any third party beneficiary rights in any Employee, former Employee or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to any such individual by either party hereto or under any Plan that a party may maintain.

Nothing contained in this Agreement shall confer upon any Employee any right with respect to continuance of employment by either party hereto, nor shall anything herein interfere with the right of either party hereto to terminate the employment of any Employee at any time, with or without cause, or restrict a party in the exercise of its independent business judgment in modifying any of the terms and conditions of the employment of an Employee, except as provided by any applicable law or any other agreement.

“Employee” means, with respect to any employer, an individual who is considered, according to the payroll and other records of such employer, to be employed by such employer, regardless of whether such individual is, at the relevant time, actively at work or on leave of absence (including vacation, holiday, sick leave, family and medical leave, disability leave, military leave, jury duty, layoff with rights of recall, and any other leave of absence or similar interruption of active employment that is not considered, according to the policies or practices of such employer, to have resulted in a permanent termination of such individual’s employment), but excluding any individual who is, as of the relevant time, on long-term disability leave.

ARTICLE 8
TAX MATTERS
8.01       Definitions.  For purposes of this Article 8, the following terms shall have the meanings set forth below:

“Affiliated Group” means, with respect to any Taxable Period, an affiliated group of corporations within the meaning of Code Section 1504(a) (and without regard to the exclusions contained in Section 1504(b) of the Code) for the Taxable Period; or, for purposes of any state, foreign or local Income Tax matters, any consolidated, affiliated, combined or unitary group of corporations within the meaning of the corresponding provisions of Tax law for the Tax Authority in question.

“Income Tax(es)” shall mean, with respect to any corporation or Affiliated Group, any and all Taxes based upon or measured by its net income (regardless of whether denominated as an income Tax, a franchise Tax or otherwise).

“IRS” means the United States Internal Revenue Service.

“Overdue Rate” means a rate of interest per annum that fluctuates with the federal short-term rate established from time to time pursuant to Code Section 6621.

“Post-Distribution Member” means a corporation that is a member of the Post-Distribution Parent Group at any time after the Distribution Date.

“Post-Distribution Taxable Period” means a Taxable Year that begins after the Distribution Date.

“Post-Distribution Parent Group” means, collectively, Parent, and each other corporation that is or becomes a member of an Affiliated Group with respect to which Parent is or would be the common parent at any time after the Distribution Effective Time.  To the extent applicable to any state or local Income Tax matters, the “Post-Distribution Parent Group” shall include all corporations joining in the filing of a consolidated, unitary or combined Income Tax Return for the state or local Tax Authority in question for any Straddle Period or Post-Distribution Taxable Period.

“Post-Distribution Parent Member” means any corporation that is a member of the Post-Distribution Parent Group.

“Pre-Distribution Group” means the Affiliated Group consisting of Parent, Subsidiary, and any other members of an Affiliated Group that includes Parent at any time before the Distribution Effective Time.  For purposes of this Agreement, the Pre-Distribution Group shall terminate as of the Distribution Effective Time and the Post-Distribution Parent Group shall then become effective.  To the extent applicable to any state Income Tax matters, the “Pre-Distribution Group” shall include all corporations joining in the filing of a consolidated, combined or unitary Income Tax Return for the state in question for any Pre-Distribution Taxable Period.

“Pre-Distribution Member” means a corporation that was a member of the Pre-Distribution Group immediately before the Distribution Effective Time.

“Pre-Distribution Straddle Period” means, with respect to any Straddle Period, the portion beginning on the first day of such Taxable Year and ending at the close of business on the Distribution Date.

“Pre-Distribution Taxable Period” means a Taxable Year that ends on or before the Distribution Date.

“Straddle Period” means any Taxable Year beginning before the Distribution Date and ending after the Distribution Date.

“Subsidiary Group” means Subsidiary and each other corporation that becomes a member of an Affiliated Group with respect to which Subsidiary is the common parent at any time after the Distribution Date.

“Subsidiary Member” means any corporation that is a member of a Subsidiary Group.

“Tax” (and with the corresponding meaning “Taxes” and “Taxable”):  (i) Any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, transfer, value added, ad valorem, franchise, capital stock, profits, license, withholding, payroll, employment, social security, unemployment, disability, workers’ compensation, employment-related insurance, excise, environmental, severance, stamp, occupation, premium, real property, personal property, or windfall profit tax, custom duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest and any penalty, addition to tax or additional amount, imposed by any Tax Authority, whether disputed or not; and (ii) any Liability for the payment of any amount of the type described in clause (i) as a result of an entity being a member of an Affiliated Group.

“Tax Benefit(s)” shall mean (i) in the case of an Income Tax for which a consolidated federal or a consolidated, combined or unitary state or other Tax Return is filed, the amount by which the Tax Liability of the applicable Affiliated Group is actually reduced on a “with and without” basis (by deduction, entitlement to refund, credit, offset or otherwise, whether available in the current Taxable Year, as an adjustment to Taxable income in any other Taxable Year or as a carry-forward or carryback, and including the effect on other Taxes of such reduction), plus any interest received with respect to any related Tax refund; and (ii) in the case of any other Tax, the amount by which the Tax Liability of a corporation is actually reduced on a “with and without” basis (by deduction, entitlement to refund, credit, offset or otherwise, whether available in the current Taxable Year, as an adjustment to Taxable income in any other Taxable Year or as a carry-forward or carryback, and including the effect on other Taxes of such reduction), plus any interest received with respect to any related Tax refund.

“Tax Practices” shall mean the most recently applied policies, procedures and practices employed by the Pre-Distribution Group in the preparation and filing of, and positions taken on, any Tax Returns of Parent or Subsidiary for any Pre-Distribution Taxable Period.

“Tax Returns” (and with corresponding meaning “Tax Return”):  All returns, claims for refund, declarations, reports, estimates, elections and information returns and statements (including any attached schedules and any amendments thereto) required by a Tax Authority to be filed or sent by or relating to a party to this Agreement or any member of any Affiliated Group in which the party is a member; and relating to any Taxes with respect to any income, properties or operations of such party or any such member.

“Taxable Period” means a Pre-Distribution Taxable Period, a Straddle Period or a Post-Distribution Taxable Period.

“Taxable Year” means a Taxable year (which may be shorter than a full calendar or fiscal year), year of assessment or similar period with respect to which any Tax may be imposed.

“Tax Authority” means the IRS and any other federal, state, local or foreign Governmental Entity responsible for the administration of any Tax.

8.02       Preparation and Filing of Tax Returns.

(a)           By Parent.  Parent shall prepare and timely file (or cause to be prepared and timely filed):  (i) all Tax Returns of the Pre-Distribution Group and any Pre-Distribution Member (other than such Returns that relate solely to Subsidiary) for all Pre-Distribution Taxable Periods that are required to be filed either before or after the Distribution Date; and (ii) all Tax Returns of the Post-Distribution Parent Group and any Post-Distribution Member for all Straddle Periods and Post-Distribution Taxable Periods.

(b)           By Subsidiary.  Subsidiary shall prepare and timely file (or cause to be prepared and timely filed):  (i) all Tax Returns that relate solely to Subsidiary for all Pre-Distribution Taxable Periods that are required to be filed before or after the Distribution Date; and (ii) all Tax Returns of the Subsidiary Group and any Subsidiary Member for all Straddle Periods and Post-Distribution Taxable Periods.

(c)           Sales and Transfer Taxes.  Parent and Subsidiary agree to cooperate in good faith to determine the amount of sales, transfer or other Taxes (including, without limitation, all real estate, patent, trademark and transfer Taxes and recording fees, but excluding any Income Taxes), if any, incurred in connection with the Subscription Agreement, the Distribution and other transactions contemplated by this Agreement (the “Distribution Transaction Taxes”).  Subsidiary agrees to file promptly and timely the Tax Returns for such Distribution Transaction Taxes; and Parent will join in the execution of any such Tax Returns and any related documentation.  Subsidiary shall be responsible for payment of all such Transaction Taxes.

(d)           Provision of Filing Information.  Subsidiary (or Parent, as the case may be) shall cooperate in good faith and assist Parent (or Subsidiary) in the preparation and filing of all Tax Returns subject to this Section and submit to Parent (or Subsidiary) (i) all necessary filing information in a manner consistent with past Tax Practices, and (ii) all other information reasonably requested by Parent (or Subsidiary) in connection with the preparation of such Tax Returns promptly after such request.  It is expressly understood and agreed that Parent’s (or Subsidiary’s) ability to discharge its Tax Return preparation and filing responsibilities is contingent upon Subsidiary (or Parent) providing Parent (or Subsidiary) with all cooperation, assistance and information reasonably necessary or requested for the filing of such Income Tax Returns; and that Subsidiary (or Parent) shall indemnify Parent (or Subsidiary) if, and to the extent that, Taxes are increased as a result of material inaccuracies in such information or failures to provide such information and assistance on a timely basis.

8.03       Payment of Taxes.  Parent shall pay all Taxes shown to be due and payable on all Tax Returns filed pursuant to Section 8.02(a).  Subsidiary shall pay all Taxes shown to be due and payable on all Tax Returns filed by Subsidiary pursuant to Section 8.02(b).
ARTICLE 9
MISCELLANEOUS

9.01       Entire Agreement; No Third Party Beneficiaries.  This Agreement and all documents and instruments referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement; and are not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

9.02       Forbearance.  Neither the failure nor any delay on the part of any party hereto to exercise any right under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right preclude any other or further exercise of the same or any other risk nor shall any waiver of any right with respect to any occurrence be construed as a waiver of such right with respect to any other occurrence.

9.03       Expenses.  Except as specifically provided in this Agreement, all fees and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses.

9.04       Governing Law.  This Agreement shall be governed and construed in accordance with the laws of the State of Minnesota, without regard to any applicable conflicts of laws.

9.05       Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopied (which is confirmed) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent, to                                   Webdigs, Inc.
c/o Robert A. Buntz, Jr.
3433 N. Broadway NE, Suite 501
Minneapolis, Minnesota 55413

if to Subsidiary, to                             IggysHouse.com, Inc.
c/o Edward Wicker
                                        3433 N. Broadway NE, Suite 501
Minneapolis, Minnesota 55413

9.06       Amendments.  This Agreement may be amended only by a written agreement executed and delivered by duly authorized officers of Subsidiary and Parent.

9.07       Assignments; Predecessors and Successors.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by either of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.  To the extent necessary to give effect to the purposes of this Agreement, any reference to any party, any of its Affiliates, any Affiliated Group or member of an Affiliated Group, shall also include any predecessors or successors thereto, by operation of law or otherwise.

9.08       Termination and Effectiveness.  This Agreement may be terminated and the Distribution abandoned at any time before the Distribution Effective Time only by the written approval of Subsidiary.  In the event of such termination, no party shall have any liability to any other party pursuant to this Agreement.  This Agreement shall remain effective on and after the Distribution Date and shall survive until the expiration of any applicable statute of limitations.

9.09       Specific Performance.  The parties hereto agree that the remedy at law for any breach of this Agreement will be inadequate and that any party by whom this Agreement is enforceable shall be entitled to specific performance in addition to any other appropriate relief or remedy.  Such party may, in its sole discretion, apply to a court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation of this Agreement and, to the extent permitted by applicable laws, each party waives any objection to the imposition of such relief.

9.10       Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

9.11       Severability; Enforcement.  The invalidity of any portion of this Agreement shall not affect the validity, force or effect of the remaining portions of this Agreement.  If it is ever held that any restriction hereunder is too broad to permit enforcement of such restriction to its fullest extent, each party agrees that a court of competent jurisdiction may enforce such restriction to the maximum extent permitted by law, and each party hereby consents and agrees that such scope may be judicially modified accordingly in any proceeding brought to enforce such restriction.

9.12       Payment Method and Character; No Setoffs.  All payments made pursuant to this Agreement shall be made in immediately available funds.  Except as otherwise provided herein, any payment not made within fifteen (15) days after the date such payment is due shall thereafter bear interest at the Overdue Rate from the date when the payment was due.

Any payment (other than interest thereon) made hereunder by Parent to Subsidiary, or by Subsidiary to Parent, shall be treated by all parties for all purposes to the extent permitted by law as a non-Taxable dividend distribution or capital contribution made before the Distribution Effective Time.

Except as expressly provided in this Agreement, all payments to be made by any party under this Agreement shall be made without setoff, counterclaim or withholding, all of which are expressly waived.

9.13       Further Assurances.  Subject to the provisions hereof, the parties hereto shall make, execute, acknowledge and deliver such other instruments and documents, and take all such other actions, as may be reasonably required in order to effectuate the purposes of this Agreement and to consummate the transactions contemplated hereby.  Subject to the provisions hereof, each party shall, in connection with entering into this Agreement, performing its obligations hereunder and taking any and all actions relating hereto, comply with all applicable laws, regulations, orders and decrees, obtain all required consents and approvals and make all required filings with any government agency, other regulatory or administrative agency, commission or similar Governmental Entity and promptly provide the other party with all such information as it may reasonably request in order to be able to comply with the provisions of this paragraph.

[Signature Page to Follow]

[Signature Page of Distribution Agreement]

IN WITNESS WHEREOF, Parent and Subsidiary have caused this Agreement to be signed by their respective duly authorized officers as of the date first above written.

WEBDIGS, Inc.

By	/s/ Robert A. Buntz, Jr.
Robert A. Buntz, Jr.
Its Chief Executive Officer

“PARENT”

IGGYSHOUSE.COM, Inc.

By	/s/ Edward Wicker
Edward Wicker
Its Chief Executive Officer

“SUBSIDIARY”

SCHEDULE A

to Distribution Agreement
between Webdigs, Inc.
and IggysHouse.com, Inc.

Dated March 11, 2011

TRANSFERRED ASSETS

The Transferred Assets assigned to Subsidiary by Parent under the Subscription Agreement include the following assets of Parent:

1.	Computer Equipment

2.	Intangible Assets

	a.	website source code

	b.	non-computer agreements

	c.	custom lists

SCHEDULE B

to Distribution Agreement
between Webdigs, Inc.
and IggysHouse.com, Inc.

Dated March 11, 2011

ASSUMED LIABILITIES

The following Liabilities of Parent, whether liquidated or contingent on future events or conditions, are included in the Assumed Liabilities assumed by Subsidiary under the Subscription Agreement:

1.	Accounts payable

2.	Parent loan payable and accrued interest

3.	Deferred revenue on Iggyshouse.com transactions

4.